

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2012

Via E-mail
Mr. Robert F. O'Donnell
Chief Executive Officer
Pruco Life Insurance Company
213 Washington Street
Newark, New Jersey 07102

Re: Pruco Life Insurance Company
        Form 10-K for the Fiscal Year Ended December 31, 2011
        Filed March 9, 2012 and Amended on July 20, 2012
        File No. 033-37587

Dear Mr. O'Donnell:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief